

Mail Stop 3561

January 29, 2008

Via U.S. Mail

Benjamin Resheff
Secretary and Director
Majic Wheels Corp.
28 Rembrandt St.
Tel Aviv, Israel

Re: **Majic Wheels Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 2, 2008
File No. 333-147629**

Dear Mr. Resheff:

We have reviewed your responses to the comments in our letter dated December 21, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. Revise to remove marketing language throughout, such as statements on page 15 that your product will be "new and improved" and that you will create an "exciting new toy."

Business Summary and Background, page 16

2. As the prototype is a new product in the toy market and the product has not been produced and tested in the industry, please delete the fourth full paragraph on page 16. In addition, revise throughout to remove claims about what the product or technology *will* do, and state rather what you *expect* the product or technology to do.

Risk Factors, page 7

3. Include a risk factor discussing your intent to manufacture your product in China, including a discussion of recent high profile toy recalls related to toys

manufactured in China.

Management's Discussion and Analysis and Plan of Operations, page 17

4. Update your disclosure to reflect the fact that you have not commenced development of a working prototype, which you expect to take 3-4 months. We note that your current disclosure states that you will finish this phase by the end of March, 2 months from now.

Executive Compensation, page 22

5. We note your response to prior comment 19 that you "have not paid any compensation" and do not plan "to use any part of the offering proceeds to compensate" your officers and directors. Revise to discuss any plans in the future to pay your officers and directors any compensation from funds that do not constitute offering proceeds.

Other

6. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: SRK Law Offices
        Facsimile: 972-8-9366000